EXHIBIT 99.1

Allied Gold Announces Commencement of Ore Processing at Sadiola’s Phase 1 Expansion, Progress on Capital Efficient Modular Phase 2 Expansion, and Update on Production for Q4

TORONTO, Dec. 21, 2025 (GLOBE NEWSWIRE) -- Allied Gold Corporation (TSX: AAUC, NYSE: AAUC) (“Allied” or the “Company”) is pleased to announce that it has commenced operations and has begun processing ore through the fresh ore comminution circuit installed pursuant to the Phase 1 expansion at Sadiola, marking a significant milestone in the transformational growth strategy for this long-life asset. The Phase 1 expansion is aimed at increasing production, reducing costs and materially increasing cash flows through a phased expansion approach.

As previously discussed, with the start of operations of the new fresh ore comminution circuit, Sadiola will be able to increase the proportion of the more abundant fresh ore in the feed from approximately twenty percent up to sixty percent at an expected throughput of 5.7Mt per annum, materially improving operational flexibility. The first quarter of 2026 is expected to be the first full quarter with higher levels of higher-grade fresh ore contributing to Sadiola's production, with medium-term levels expected to vary quarter-over-quarter as per the mining sequence as the mine progresses towards the multi-year higher grade push backs. As previously disclosed, the Company is advancing the engineering and design for the installation of a pre-leach thickener in 2026 to provide additional fresh and transitional ore processing capacity, as well as advancing a holistic upgrade to the processing plant control systems aimed at improving overall efficiency and reducing operating costs. The installation of the pre-leach thickener and controls systems will also advance key components of the Phase 2 expansion, which is planned to commence at Sadiola beginning late next year.

In the context of the Phase 2 expansion, Allied is in the final stages of studies aimed at defining the preferred growth path for its Sadiola operation, including the evaluation of a progressive, modular and organic expansion of the current facilities as well as the advancement of the studies to increase metallurgical recoveries for fresh ore.

The Company will provide an update on the advancement of the Phase 2 expansion as a more capital-efficient, modular upgrade and expansion of the existing plant, rather than relying on a more expensive and larger plant as originally contemplated, early in the new year.

With the implementation and completion of the Phase 1 expansion, Sadiola is expected to maintain more consistent production with the above mentioned higher level of fresh ore feed beginning in 2026, resulting in annual production of 200,000 to 230,000 gold ounces, representing a 17% to almost 30% increase over annual production in 2023 when the phased expansion and certain other improvements and optimizations at Sadiola were first introduced. The Phase 2 expansion is expected to provide a further increase in production for the life of mine once completed by 2029.

In the current quarter, with contributions from more recently discovered oxide ore sources and the introduction of other operational efficiencies, and very modest contributions to production coming from the introduction of the Phase 1 circuit, Sadiola is expected to produce approximately 60,000 gold ounces representing an increase over the average of the prior quarters this year of approximately 40%.

With strong contributions from Allied’s mines in Côte d’Ivoire, particularly its Bonikro mine, overall production this quarter is expected to exceed 113,000 gold ounces, representing an increase over the average production for the prior quarters this year of almost 30%, and an increase of 13% compared to the prior year fourth quarter.

Overall, the Company maintains its guidance for this year of over 375,000 gold ounces.

About Allied Gold Corporation

Allied is a Canadian-based gold producer with a significant growth profile and mineral endowment, operating a portfolio of three producing assets and development projects located in Côte d'Ivoire, Mali, and Ethiopia. Led by a team of mining executives with operational and development experience and a proven track record of creating value, Allied is progressing through exploration, construction, and operational enhancements to become a mid-tier, next-generation gold producer in Africa, and ultimately, a leading senior global gold producer.

For further information, please contact:

Allied Gold Corporation
Royal Bank Plaza, North Tower
200 Bay Street, Suite 2200, Toronto, ON M5J 2J3 Canada
Email: ir@alliedgold.com

Qualified Persons

Except as otherwise disclosed, all scientific and technical information contained in this press release has been reviewed and approved by Sébastien Bernier, P.Geo (Senior Vice President, Technical Services). Mr. Bernier is an employee of Allied and a "Qualified Person" as defined by Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”).

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

This press release contains “forward-looking information” including “future oriented financial information” under applicable Canadian securities legislation. Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking information, including, but not limited to, any information as to the Company’s strategy, objectives, plans or future financial or operating performance. Forward-looking statements are characterized by words such as “plan”, “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words or negative versions thereof, or statements that certain events or conditions “may”, “will”, “should”, “would” or “could” occur. In particular, forward-looking information included in this press release includes, without limitation, statements with respect to:

  the Company’s expectations in connection with the Company’s aim with the Sadiola Phase 1 expansion of increasing production, reducing costs and materially increasing cash flows through a phased expansion approach;
  the Company’s plans and expectations concerning the installation of a pre-leach thickener in 2026 and a holistic upgrade to the processing plant control systems;
  the Company’s plans with respect to the advancement of the Phase 2 expansion at Sadiola planned to commence in late 2026;
  expected production at Sadiola;
  the Company’s guidance for this year;
  the Company’s plans to continue building on its base of significant gold production, development-stage properties, exploration properties and land positions in Mali, Côte d’Ivoire and Ethiopia through optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in Africa;
  the Company’s expectations relating to the performance of its mineral properties;
  the timing and amount of estimated future production and projections;
  the estimation of the life of mine of the Company’s projects, including targeted extensions;
  the timing and amount of estimated future capital and operating costs;
  the costs and timing of expansion and development activities;
  the Company’s expectations regarding the timing of mining studies for the preferred growth plan for Sadiola; and
  the Company’s aspirations to become a mid-tier next generation gold producer in Africa and ultimately a leading senior global gold producer.

Forward-looking information is based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and is inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking information. These factors include the Company’s dependence on products produced from its key mining assets; fluctuating price of gold; risks relating to the exploration, development and operation of mineral properties, including but not limited to adverse environmental and climatic conditions, unusual and unexpected geologic conditions and equipment failures; risks relating to operating in emerging markets, particularly Africa, including risk of government expropriation or nationalization of mining operations; health, safety and environmental risks and hazards to which the Company’s operations are subject; the Company’s ability to maintain or increase present level of gold production; nature and climatic condition risks; counterparty, credit, liquidity and interest rate risks and access to financing; cost and availability of commodities; increases in costs of production, such as fuel, steel, power, labour and other consumables; risks associated with infectious diseases; uncertainty in the estimation of Mineral Reserves and Mineral Resources; the Company’s ability to replace and expand Mineral Resources and Mineral Reserves, as applicable, at its mines; factors that may affect the Company’s future production estimates, including but not limited to the quality of ore, production costs, infrastructure and availability of workforce and equipment; risks relating to partial ownerships and/or joint ventures at the Company’s operations; reliance on the Company’s existing infrastructure and supply chains at the Company’s operating mines; risks relating to the acquisition, holding and renewal of title to mining rights and permits, and changes to the mining legislative and regulatory regimes in the Company’s operating jurisdictions; limitations on insurance coverage; risks relating to illegal and artisanal mining; the Company’s compliance with anti-corruption laws; risks relating to the development, construction and start-up of new mines, including but not limited to the availability and performance of contractors and suppliers, the receipt of required governmental approvals and permits, and cost overruns; risks relating to acquisitions and divestitures; title disputes or claims; risks relating to the termination of mining rights; risks relating to security and human rights; risks associated with processing and metallurgical recoveries; risks related to enforcing legal rights in foreign jurisdictions; competition in the precious metals mining industry; risks related to the Company’s ability to service its debt obligations; fluctuating currency exchange rates (including the US Dollar, Euro, West African CFA Franc and Ethiopian Birr exchange rates); the values of assets and liabilities based on projected future conditions and potential impairment charges; risks related to shareholder activism; timing and possible outcome of pending and outstanding litigation and labour disputes; risks related to the Company’s investments and use of derivatives; taxation risks; scrutiny from non-governmental organizations; labour and employment relations; risks related to third-party contractor arrangements; repatriation of funds from foreign subsidiaries; community relations; risks related to relying on local advisors and consultants in foreign jurisdictions; the impact of global financial, economic and political conditions, global liquidity, interest rates, inflation and other factors on the Company’s results of operations and market price of common shares; risks associated with financial projections; force majeure events; the Company’s plans with respect to dividend payment; transactions that may result in dilution to common shares; future sales of common shares by existing shareholders; the Company’s dependence on key management personnel and executives; possible conflicts of interest of directors and officers of the Company; the reliability of the Company’s disclosure and internal controls; compliance with international ESG disclosure standards and best practices; vulnerability of information systems including cyber attacks; as well as those risk factors discussed or referred to in the Company’s annual information form, management discussion and analysis and other public disclosure available under the Company’s profile at www.sedarplus.ca.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that could cause actions, events or results to not be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking information if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking information. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected expansion and development plans and operational performance at Sadiola as of the dates presented and may not be appropriate for other purposes.